Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 3 DATED FEBRUARY 16, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Trinity Crossing Controlled Subsidiary - Forney, TX

On February 10, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Trinity Crossing Controlled Subsidiary”) for a purchase price of approximately $85,000, which is the stated value of our equity interest in a new investment round in the Trinity Crossing Controlled Subsidiary (the “Trinity Crossing Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC, acquired ownership of the remaining equity interest in the new investment round in the Trinity Crossing Controlled Subsidiary, for an initial purchase price of approximately $762,000 (the “Trinity Crossing Interval Fund Investment” and, together with the Trinity Crossing Growth VII eREIT Investment, the “Trinity Crossing Investment”). The Trinity Crossing Controlled Subsidiary used the proceeds to acquire four (4) single family homes in the planned Trinity Crossing subdivision located in Forney, TX. The Trinity Crossing Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the Trinity Crossing Growth VII eREIT Investment and tranche of homes occurred concurrently.

The Trinity Crossing Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Trinity Crossing Growth VII eREIT Investment (the “Trinity Crossing Operative Agreements”), we have authority for the management of the Trinity Crossing Controlled Subsidiary, including the Trinity Crossing Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Trinity Crossing Investment, paid directly by the Trinity Crossing Controlled Subsidiary.

The total purchase price for the Trinity Crossing Property is approximately $847,000, an average of approximately $212,000 per home. The Trinity Crossing Property will be operated within a typical for-sale housing community.

The Trinity Crossing Property will have a mix of unit types and floorplans, ranging from 1,200 square foot, 3 bedroom, 2 bath homes to 1,500 square foot, 4 bedroom, 2 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Trinity Crossing Property.

Dallas serves as the anchor for the North Texas economy and houses the second highest number of Fortune 500 companies among U.S. MSA’s. It is one of the largest and fastest growing cities in the U.S. However, the economy does have above average exposure to cyclical industries, and a combination of new development and relatively affordable housing have placed pressure on occupancy levels throughout the market.

The following table contains underwriting assumptions for the Trinity Crossing Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Trinity Crossing Property	6.0%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.